October 25, 2004
via U.S. Mail

Mark Gustafson
President and Principal Executive Officer
Torrent Energy Corporation
3400-666 Burrard Street
Vancouver, British Columbia
CANADA V6C 2X8

Re:	Torrent Energy Corporation
		Form SB-2 filed September 23, 2004
	File No. 333-119026

Dear Mr. Gustafson:

We have limited our review of the above filing and have the following comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2
Plan of Distribution, page 34
1. Please clarify whether or not the selling securityholder, Cornell Capital Partners, LP ("Cornell"), is affiliated with Cornell Capital Securities Group, LLC, a registered broker-dealer. If Cornell is affiliated, please revise to state that it "is", rather than "may be deemed to be", an underwriter.

Controls and Procedures
2. Please update management`s disclosure in the company`s periodic reports regarding controls and procedures pursuant to Item 307 and 308 of Regulation S-B. For example, management states that it has evaluated the company`s disclosure procedures "within 90 days of the filing date of [the] report...," and that "[t]here were no significant changes in [the company`s] internal controls or in other factors that could significantly affect...," internal controls subsequent to the date the evaluation was performed. Please revise to state that management`s evaluation of disclosure controls has occurred "as of the end of the period" covered by the report. Disclosure regarding the company`s internal controls should state whether or not there have been any changes in the company`s internal control over financial reporting that "materially affected, or is reasonably likely to materially affect the company`s internal control over financial reporting..." See Release No. 33-8238 at Section II.F.3. This comment applies to all of your relevant filings, including the Form 10-KSB for the period ended March 31, 2004 and your Form 10-QSB for the periods ending December 31, 2003 and June 30, 2004. Please amend your filings accordingly.
Certifications
3. We note the certifications provided are not in compliance with the requirements set forth in Section 302 of the Sarbanes-Oxley Act. For example, the certifications in 4 (b), 4 (c) and 6 of the 10-KSB for the period ended March 31, 2004 and for the 10-QSB for the periods ending December 31, 2003 and June 30, 2004, do not use the wording specified in Item 601(b)(31) or Regulation S-B. Please revise your certifications such that the language used complies with Item 601(b)(31) of Regulation S-B. Please amend your filings accordingly. Engineering Comments

Risk Factors, page 8
4. Most of your risk factors appear to be generic, boiler-plate risk factors that apply to every company in the oil and gas industry.
Risk factors should be specific to your company or describe events that are beyond your control. Please revise these risk factors where possible to better inform investors how these risk factors are specific to you.
5. Include a risk factor that states that there is no commercial production of coal in the state of Oregon nor are there any coal reserves or resources attributed to Oregon. Therefore, the likelihood of discovering and establishing profitable coal bed methane gas production in the Coos Bay region appears to be very low.

6. You include weather conditions hindering drilling operations but then discuss a productive well becoming uneconomic if water or other deleterious substances are encountered. These are two risk factors. Water or other deleterious substances encountered in well bores during drilling or production operations have nothing to do with the weather. Please revise your document to clarify these as two separate risks.






Management`s Discussion and Analysis of Financial Condition and Plan of Operations, page 16

Overview, page 16
7. You state that you now have a coal-bed methane exploration prospect in Oregon to focus on developing. This may be confusing to investors because you cannot develop an exploration prospect until a discovery has been made. Please revise this to not infer that you are at the stage of developing a commercial discovery.

Previous Coal-bed Methane Exploration Wells in Coos Bay Region, page
25

	Indications of Permeability, page 25
8. You state that several flow tests were conducted and yielded significant observable flows of natural gas. Please try to quantify this information rather than only describing it as significant. What do you mean by significant flows? As the well was not completed as a commercial gas well the word significant, without any other
information may be confusing to investors.   Please revise your
document.
Initial Production Testing Results, page 25
9. You state that both wells produced at rates not unlike many initial tests in coal-bed methane production areas elsewhere in the U.S. This will have little meaning to the average investor. Please give the basis for your statement by quantifying these test results. Data Resources, page 25
10. You state that historic coal mining activity has produced much information on the distribution, disposition and character of the coalbeds. We are not aware of any commercial coal mining activity in Oregon. As most of the state is underlain with volcanic rock and lava flow, there are no coal reserves or resources attributed to the state of Oregon. Therefore, please clarify your disclosure.
11. You state that proprietary seismic information is available from commercial sources. If the information is available from commercial sources, it would not appear to be proprietary. Please explain this to us or revise your document.
The Coalbed Methane Industry, page 26
12. You indicate that coalbed methane production accounts for approximately 7% of natural gas production in the U.S. However, none of this production is from Oregon and the closest coal-bed methane production to your acreage is in Wyoming. Please include this in your disclosure.
Closing Comments
	Please amend the above filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	Please direct all questions relating to the above comments to Mellissa Campbell Duru, at (202) 942-1930, or in her absence, to H.
Roger Schwall, Assistant Director, at (202) 942-1870.   Direct all
engineering questions to James Murphy at (202) 942-2939. Direct all correspondence to the following ZIP code: 20549-0405.

							Sincerely,



							H. Roger Schwall
							Assistant Director


cc: 	via facsimile
	James Turner, Esq.
	Sichenzia Ross Friedman Ference LLP
	212-930-9725 (fax)


J. Murphy
H. Roger Schwall
M.Duru


Torrent Energy Corp.
October 25, 2004
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

       DIVISION OF
CORPORATION FINANCE